Accelerated Pharma, Inc.

15W155 81st Street

Burr Ridge, IL 60527

November 5, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	Accelerated Pharma, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed: October 21, 2019
File No. 333-227916

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated November 4, 2019, with respect to the above-referenced Registration Statement on Form S-1/A filed by Accelerated Pharma, Inc. (the “Issuer” or the “Company”) on October 21, 2019. For the convenience of the staff, we have included the staff’s comment no. 1 followed by our response to such comment. In addition, the staff will note that Amendment No. 4 to the registration statement includes a new Exhibit 10.37.4 in place of Exhibit 10.37.3.

Amendment No. 3 to Registration Statement on Form S-1 filed on October 21, 2019

Description of Securities

Series C Convertible Preferred Stock, page 81

Comment 1. We note your response to comment 10 and the amended purchase agreement filed as Exhibit 10.37.3. It appears the waiver of the confession of judgment is referenced in the recitals to the agreement but the agreement has not been amended to incorporate the waiver provision either in Article I, subsection c, as stated in your response letter, or elsewhere. Please advise or revise.

Response 1. We have filed as Exhibit 10.37.4 to Amendment No. 4 of the S-1 a revised Amended Private Securities Purchase And Assignment Agreement, in which Section 1.c has been modified. The staff’s attention is directed to the second sentence of Section 1.c, which provides as follows: “The Purchasers’ Notes shall contain such terms and conditions as the Purchasers, collectively, shall direct in writing, except that the Company and the Purchasers expressly agree that the Purchasers Notes shall not contain any provisions related to a Confession of Judgement, which Confession of Judgment provisions were previously contained in the Firstfire Note, and will be deemed null and void and of no force or affect. In addition, any actual or perceived default under the Firstfire Note will be waived.”

The Company and its management are aware and acknowledge their collective responsibility for the accuracy and adequacy of the disclosures contained in the registration statement, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted,

/s/: Michael Fonstein
Name:	Michael Fonstein
Title:	Chief Executive Officer